

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Anamaria Pruteanu
Chief Executive Officer
Powerstorm Capital Corp.
2321 Rosecrans Avenue
Suite 4265
El Segundo, CA 90245

> **Re:** **Powerstorm Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2013**
> **File No. 333-184363**

Dear Ms. Pruteanu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that as of April 1, 2013 you had 19,363,800 shares of common stock outstanding. The number of shares outstanding appears to reconcile with your disclosure in Note 8 to your financial statements on page F-10. However, your disclosure on page F-10 does not appear to reconcile with your disclosure pursuant to Rule 701 of Regulation S-K in Item 15. For example, we note that on page F-10 you disclose that you have issued 51,000 shares of common stock to third-party providers for legal and consulting services. In Item 15, however, you only disclose 30,000 shares issued to your legal advisors in 2011. This is only one example of the inconsistencies in your disclosure. Please reconcile your disclosure in Item 15 and Note 8 to your financial statements. As noted in Rule 701, your disclosure in Item 15 should cover all securities sold by you within the past three years which were not registered, including securities issues in exchange for property or services.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director